UNITED STATES
                        SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                                   Aksys, Ltd.
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                    010196103
                                 (CUSIP Number)

                      Durus Life Sciences Master Fund Ltd.
                 c/o International Fund Services (Ireland) Ltd.
                            3rd Floor, Bishops Square
                                  Redmonds Hill
                                Dublin 2, Ireland
                             Attention: Susan Byrne
                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  June 23, 2006
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [ ]

          NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

          The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 010196103                13D/A                     Page 2 of 9 Pages


--------------------------------------------------------------------------------
(1)     NAME OF REPORTING PERSONS
        I.R.S. IDENTIFICATION NOS.
        OF ABOVE PERSONS (ENTITIES ONLY)
        Durus Life Sciences Master Fund Ltd.
--------------------------------------------------------------------------------
(2)     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a) [ ]
                                                                    (b) [x]
--------------------------------------------------------------------------------
(3)     SEC USE ONLY
--------------------------------------------------------------------------------
(4)     SOURCE OF FUNDS **
                 WC, OO
--------------------------------------------------------------------------------
(5)     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
        REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                         [ ]
--------------------------------------------------------------------------------
(6)     CITIZENSHIP OR PLACE OF ORGANIZATION
                                           Cayman Islands
--------------------------------------------------------------------------------
NUMBER OF      (7)    SOLE VOTING POWER
                                           61,658,728
SHARES
               -----------------------------------------------------------------

BENEFICIALLY   (8)    SHARED VOTING POWER
                                           -0-
OWNED BY       -----------------------------------------------------------------

EACH           (9)    SOLE DISPOSITIVE POWER
                                           61,658,728
REPORTING      -----------------------------------------------------------------

PERSON WITH    (10)   SHARED DISPOSITIVE POWER
                                           -0-
--------------------------------------------------------------------------------
(11)    AGGREGATE AMOUNT BENEFICIALLY OWNED
        BY EACH REPORTING PERSON
                                           61,658,728
--------------------------------------------------------------------------------
(12)    CHECK BOX IF THE AGGREGATE AMOUNT
        IN ROW (11) EXCLUDES CERTAIN SHARES **                          [ ]
--------------------------------------------------------------------------------
(13)    PERCENT OF CLASS REPRESENTED
        BY AMOUNT IN ROW (11)
                                           85%
--------------------------------------------------------------------------------
(14)    TYPE OF REPORTING PERSON **
                                           OO
--------------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT

CUSIP No. 010196103                13D/A                     Page 3 of 9 Pages


The Schedule 13D filed on October 30, 2003, as amended by Amendment No. 1 thereto filed on February 26, 2004, Amendment No. 2 thereto filed on November 19, 2004, Amendment No. 3 thereto filed on March 13, 2006 and Amendment No. 4 thereto filed on April 5, 2006 (the "Schedule 13D"), by Durus Life Sciences Master Fund Ltd., a Cayman Islands Exempted Company (the "Reporting Person"), relating to the common stock, par value $.01 per share (the "Shares"), of Aksys, Ltd. (the "Issuer"), is hereby amended and supplemented as set forth below by this Amendment No. 5 to the Schedule 13D.

CUSIP No. 010196103                13D/A                     Page 4 of 9 Pages


Item 4.   Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

The closing of the Securities Purchase Agreement, dated March 31, 2006 (the "Securities Purchase Agreement"), between the Issuer and the Reporting Person took place on June 23, 2006 (the "Closing"). At the Closing, the Reporting Person acquired 6,453 shares of the Issuer's Series B preferred stock, $0.01 par value (the "Series B Preferred Stock"), convertible into 6,453,000 Shares at an initial conversion price of $1.00 per Share, warrants to purchase 6,453,000 Shares at an initial exercise price of $1.10 per Share and approximately $15,900,000 in principal amount of senior secured indebtedness of the Issuer for a combination of cash and the cancellation of certain secured and unsecured promissory notes of the Issuer held by the Reporting Person. At the Closing, the Reporting Person also made available to the Issuer a $5,000,000 line of credit, which can be used by the Issuer to fund its ongoing operations if it is unable to obtain financing from other sources and various funding conditions are satisfied. Under the terms of the Securities Purchase Agreement, the Reporting Person has the option to invest, by itself or with other investors designated by the Reporting Person, up to an additional $13,547,000 for additional shares of Series B Preferred Stock and warrants having essentially the same terms as the Series B Preferred Stock and warrants acquired by the Reporting Person at the Closing.

Pursuant to the Investor Rights Agreement entered into on and as of the Closing by the Issuer, the Reporting Person and Artal Long Biotech Portfolio LLC, a majority of the members of the Issuer's board of directors changed. At the Closing, Douglass B. Given, Timothy M. Mayleben, Gretchen C. Piller and
Leslie L. Lake were appointed to the Issuer's board of directors. They joined current directors Richard B. Egen, Shodhan Trivedi and Laurence P. Birch. Ms. Lake, Ms. Pillar and Mr. Trivedi are members of the board of directors of the Reporting Person. Lawrence D. Damron, Alan R. Meyer, Bernard R. Tresnowski and Brian J.G. Pereira resigned from the Issuer's board of directors effective on and as of the Closing.

CUSIP No. 010196103                13D/A                     Page 5 of 9 Pages


The Reporting Person acquired the Shares reported herein for investment in the ordinary course of business because it believes that the Shares, when purchased, represented an attractive investment opportunity. Except as set forth herein, including in the Exhibits hereto, the Reporting Person has no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D. The Reporting Person intends to review its investment in the Issuer on a continuing basis and expects to engage in discussions with management, the board of directors, other shareholders of the Issuer and other relevant parties concerning the business, operations, board composition, management, strategic direction, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer's financial position and strategic direction, the outcome of the discussions and actions referenced above, actions taken by the board of directors, price levels of the Shares, other investment opportunities available to the Reporting Person, conditions in the securities market and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging

CUSIP No. 010196103                13D/A                     Page 6 of 9 Pages


in hedging or similar transactions with respect to the Shares and/or otherwise changing its intention with respect to any and all matters referred to in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

          (a) As of June 23, 2006, the Reporting Person beneficially owned 61,658,728 Shares, which includes (i) 21,216,664 Shares, (ii) 160,610 Shares received by the Reporting Person in connection with the Issuer's termination of its Rights Agreement, (iii) 12,906,000 Shares issuable upon conversion and exercise, respectively, of the shares of Series B Preferred Stock and warrants acquired by the Reporting Person at the Closing, (iii) 27,094,000 Shares issuable upon conversion and exercise, respectively, of the additional shares of Series B Preferred Stock and warrants that the Reporting Person has the option to purchase under the terms of the Securities Purchase Agreement, assuming an additional investment of $13,547,000, and (iv) 281,454 Shares issuable upon the exercise of other immediately exercisable warrants held by the Reporting Person. These Shares represent approximately 85% of the Issuer's outstanding Shares. The percentage of Shares reported herein is based upon the aggregate of (x) 32,187,305 Shares reported on the Issuer's Schedule 14F-1 dated June 13, 2006 to be outstanding as of May 31, 2006, which is the most recently available filing with the SEC containing information about the number of outstanding Shares of the Issuer, (y) 243,558 Shares issued in connection with the Issuer's termination of the Rights Agreement and (z) 40,281,454 Shares issuable upon exercise of the Series B Preferred Stock, the warrants and other warrants held by the Reporting Person.

          (b) The Reporting Person has sole voting and sole dispositive power over the 61,658,728 Shares reported herein.

          (c) As described in Item 4, on March 31, 2006, the Reporting Person entered into the Securities Purchase Agreement with the Issuer pursuant to which the Reporting Person acquired at the Closing shares of the Issuer's Series B Preferred Stock convertible into 6,453,000 Shares at a an initial conversion price of $1.00 per Share and warrants to purchase 6,453,000 Shares at an initial exercise price of $1.10 per share. Following the Closing, the Reporting Person has the option to invest, by itself or with other investors designated by the Reporting Person, up to an additional $13,547,000 for additional shares of Series B Preferred Stock and warrants having essentially the same terms as the Series B Preferred Stock and warrants acquired by the Reporting Person at the Closing.

          On or about June 6, 2006, the Reporting Person received 160,610 Shares in connection with the Issuer's termination of the Rights Agreement.

          (d) Not applicable.

          (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby supplemented by incorporating by reference herein Item 4 except for paragraphs one (1) through three (3) thereof.

CUSIP No. 010196103                13D/A                     Page 7 of 9 Pages


Item 7.  Material to be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

A copy of the Certificate of Designation is attached as Exhibit 15 hereto.

A copy of the Investor Rights Agreement referenced in Item 4 hereof is attached as Exhibit 16 hereto.

A copy of the Loan Agreement is attached as Exhibit 17 hereto.

A copy of Warrant Agreement is attached as Exhibit 18 hereto.

CUSIP No. 010196103                13D/A                     Page 8 of 9 Pages


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  June 28, 2006


Durus Life Sciences Master Fund Ltd.


By: /s/ Leslie L. Lake
-----------------------------------
Name:  Leslie L. Lake
Title: Director

CUSIP No. 010196103                13D/A                     Page 9 of 9 Pages


                                  EXHIBIT INDEX

1. Exhibit 15 - Certificate of Designation

2. Exhibit 16 - Investors Rights Agreement, dated June 23, 2006

3. Exhibit 17 - Loan Agreement, dated June 23, 2006

4. Exhibit 18 - Warrant Agreement, dated June 23, 2006